EXHIBIT 20.1


FOR IMMEDIATE RELEASE         Contact:  Pamela Sherry (910) 584-5171 Ext. 4855



              LABORATORY CORPORATION OF AMERICA -TM- HOLDINGS
         FILES REGISTRATION STATEMENT RELATING TO RIGHTS OFFERING
           OF UP TO AN AGGREGATE OF $500 MILLION OF CONVERTIBLE
                              PREFERRED STOCK

Burlington, NC, February 27, 1997 -- Laboratory Corporation of America -TM-Holdings (LabCorp-TM-) (NYSE: LH) announced that it has filed a registration statement today with the Securities and Exchange Commission relating to the offering of up to an aggregate of $500 million of convertible preferred stock issuable in two series pursuant to transferable subscription rights to be granted on a pro rata basis to each stockholder of LabCorp. Rights holders who exercise their rights in full will also be entitled to subscribe for shares of preferred stock issuable pursuant to any unexercised rights.

The commencement and original expiration date of the rights offering will depend largely on the timing of SEC review of the Company's registration statement. The rights offering is expected to begin approximately six business days after the registration statement is declared effective, and will remain open for approximately thirty days.

Credit Suisse First Boston Corporation will act as dealer manager for the rights offering.

The subscription rights will give the holder thereof the option to purchase shares of one of two series of preferred stock, each of which will be convertible at the option of the holder into common stock. One series will pay cash dividends and will be exchangeable at LabCorp's option for convertible subordinated notes due 2012. The other series will pay dividends in kind for at least three years and in cash thereafter and will not be exchangeable for notes. Each series of preferred stock will be mandatorily redeemable in 2012 and will be redeemable at the option of the Company after three years.

Laboratory Corporation of America -TM- Holdings (LabCorp -TM-) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Copies of the preliminary prospectus relating to the rights offering may be obtained from the Information and Subscription Agent, American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005, telephone (800) 937-5449 or (212) 936-5100.